OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NATIONSHEALTH, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

63860C100

(CUSIP Number)

RGGPLS Holding, Inc
13650 N.W. 8th St., Suite 109
Sunrise, Florida 33325
Tel. (954) 903-5000

with a copy to:

Ira Coleman, Esq.
McDermott Will & Emery LLP
201 South Biscayne Boulevard
Miami, Fl 33131
Tel. (305) 358-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63860C100

1.	Name of Reporting Person: RGGPLS Holding, Inc.		I.R.S. Identification Nos. of above persons (entities only): 68-0530571

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 18,205,936 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 11,778,017 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,205,936 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 69.56%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 63860C100

1.	Name of Reporting Person: RGGPLS Holding, Inc. Stock Bonus Plan and Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,832,247 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,832,247 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 63860C100

1.	Name of Reporting Person: RGGPLS Holding, Inc., as trustee of the RGGPLS Holding, Inc. Stock Bonus Plan and Trust		I.R.S. Identification Nos. of above persons (entities only): 68-0530571

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,832,247 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,832,247 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 63860C100

1.	Name of Reporting Person: Glenn M. Parker, M.D.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 18,205,936 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 11,778,017 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,205,936 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 69.56%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 63860C100

1.	Name of Reporting Person: Lewis P. Stone		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 18,205,936 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 11,778,017 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,205,936 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 69.56%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 63860C100

1.	Name of Reporting Person: Robert Gregg		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 18,205,936 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 11,778,017 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,205,936 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 69.56%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 63860C100

1.	Name of Reporting Person: Glenn M. Parker 2004 Multigenerational Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 18,205,936 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 11,778,017 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,205,936 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 69.56%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 63860C100

1.	Name of Reporting Person: Lewis P. Stone 2004 Multigenerational Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 18,205,936 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 11,778,017 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,205,936 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 69.56%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 63860C100

1.	Name of Reporting Person: Robert Gregg 2004 Multigenerational Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 18,205,936 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 11,778,017 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,205,936 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 69.56%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 63860C100

1.	Name of Reporting Person: Robert Gregg Revocable Trust dated December 18, 2000		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 18,205,936 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 11,778,017 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,205,936 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 69.56%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 63860C100

1.	Name of Reporting Person: Robin S. Parker, as trustee of the Glenn M. Parker 2004 Multigenerational Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 18,205,936 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 11,778,017 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,205,936 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 69.56%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 63860C100

1.	Name of Reporting Person: Robert Gregg, as trustee of the Glenn M. Parker 2004 Multigenerational Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 18,205,936 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 11,778,017 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,205,936 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 69.56%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 63860C100

1.	Name of Reporting Person: Stephanie T. Stone, as trustee of the Lewis P. Stone Multigenerational Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 18,205,936 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 11,778,017 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,205,936 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 69.56%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 63860C100

1.	Name of Reporting Person: Robin S. Parker, as trustee of the Lewis P. Stone 2004 Multigenerational Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 18,205,936 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 11,778,017 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,205,936 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 69.56%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 63860C100

1.	Name of Reporting Person: Pamela Fay Gregg, as trustee of the Robert Gregg 2004 Multigenerational Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 18,205,936 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 11,778,017 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,205,936 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 69.56%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 63860C100

1.	Name of Reporting Person: Kathryn G. Pincus, as trustee of the Robert Gregg 2004 Multigenerational Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 18,205,936 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 11,778,017 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,205,936 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 69.56%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 63860C100

1.	Name of Reporting Person: Robert Gregg, as trustee of the Robert Gregg Revocable Trust dated December 18, 2000		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 18,205,936 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 11,778,017 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,205,936 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 69.56%

14.	Type of Reporting Person (See Instructions): OO

          THIS SCHEDULE 13D/A is filed by RGGPLS Holding, Inc. (“RGGPLS”), Robert Gregg, Lewis Stone, Glenn M. Parker, M.D., the Glenn M. Parker 2004 Multigenerational Trust (the “Parker Trust”), the Lewis P. Stone 2004 Multigenerational Trust (the “Stone Trust”), the Robert Gregg 2004 Multigenerational Trust (the “Gregg Trust”), the Robert Gregg Revocable Trust dated December 18, 2000 (the “Gregg Revocable Trust”), Robin S. Parker and Robert Gregg as trustees of the Parker Trust, Stephanie T. Stone and Robin S. Parker as trustees of the Stone Trust, Pamela Fay Gregg and Kathryn G. Pincus as trustees of the Gregg Trust, and Robert Gregg as trustee of the Gregg Revocable Trust (collectively, the “Reporting Persons”). This filing shall serve to further amend the Schedule 13D filed by the Reporting Persons on September 10, 2004 and amended on January 11, 2005.

Item 4. Purpose of Transaction.

     Item 4 is hereby amended by adding the following information at the conclusion of the Section:

     The Private Placement Transaction

          On February 28, 2005, RGGPLS transferred 1,122,657 shares (the “RGGPLS Transferred Shares”) of the Corporation’s common stock to United States Pharmaceutical Group, L.L.C, an indirect wholly owed subsidiary of the Corporation (“USPG”) pursuant to that certain stock transfer letter dated as of February 28, 2005, by and between RGGPLS and USPG (the “RGGPLS Stock Transfer Letter”).

          On February 28, 2005, the RGGPLS Holding, Inc. Stock Bonus Plan & Trust (the “Trust”) transferred 174,646 shares (the “Trust Transferred Shares”) of the Corporation’s common stock to USPG pursuant to that certain stock transfer letter dated as of February 28, 2005, by and between the Trust and USPG (the “Trust Stock Transfer Letter”).

          On February 28, 2005, GRH Holding, L.L.C. (“GRH”) transferred 488,411 shares (the “GRH Transferred Shares” and, together with the RGGPLS Transferred Shares and the Trust Transferred Shares, the “Transferred Shares”) of the Corporation’s common stock to USPG pursuant to that certain stock transfer letter dated as of February 28, 2005, by and between GRH and USPG (the “GRH Stock Transfer Letter” and, together with the RGGPLS Stock Transfer Letter and the Trust Stock Transfer Letter, the “Stock Transfer Letters”).

          The Transferred Shares were subsequently transferred by USPG to MHR Capital Partners LP and OTQ LLC (together, the “Investors”) pursuant to that certain Investment Unit Purchase Agreement dated as of February 28, 2005 (the “Investment Unit Purchase Agreement”), by and among the Investors, the Corporation, NationsHealth Holdings, L.L.C., a wholly owned subsidiary of the Corporation (“NH LLC”) and USPG (and together with the Corporation and NH LLC, the “Issuers”), pursuant to which the Issuers sold to the Investors, and the Investors purchased from the Issuers, investment units consisting in the aggregate of (x) $15,000,000 in principal amount of 7 3/4% Convertible Secured Notes and (y) the Transferred Shares.

          RGGPLS exercises shared voting power over shares held by the Investors pursuant to that certain Stockholders Agreement dated as of February 28, 2005, by and among the Corporation, RGGPLS, GRH and the Investors (the “MHR Stockholders Agreement”) whereby the Investors agreed to vote up to 1,785,714 shares of the Corporation’s common stock held by them in favor of (a) all of the RGGPLS nominees if directors are to be elected at the stockholders meeting; (b) any matter submitted for approval by RGGPLS; and (c) any other matter as directed by RGGPLS; and against (x) the election of any person or persons nominated in opposition to the RGGPLS nominees (if directors are to be elected at the stockholders meeting; (y) any matter brought before the stockholders meeting to be acted upon by the stockholders of the Corporation that is in opposition to matter submitted for approval by RGGPLS or (z) any other matter as directed by RGGPLS.

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety to read as follows:

     (a) and (b). RGGPLS is the owner, with shared dispositive and voting power, of 11,778,017 shares of Common Stock, which represents 45% of the shares of Common Stock outstanding as of February 25, 2005. As a result of the rights granted to RGGPLS under the Incentive Plan, the stockholders agreement dated as of March 9, 2004, and amended as of June 2, 2004, by and among the Corporation, RGGPLS and GRH (the “Merger Stockholder Agreement”) and the MHR Stockholder Agreement described in Item 4 above, RGGPLS may also be deemed the beneficial owner, with shared voting power, of an additional 1,832,247 shares of Common Stock held by RGGPLS as trustee of the Incentive Plan, 2,809,958 shares of Common Stock issued to GRH and 1,785,714 shares issued to the Investors, respectively, for a total beneficial ownership of 18,205,936 shares of Common Stock, which represents 69.56% of the shares of Common Stock outstanding as of February 28, 2005.

     As a result of the transfer of the shares of Common Stock to the Incentive Plan and then the transfer of the Trust Transferred Shares as described in Item 4 above, the Incentive Plan may be deemed the beneficial owner of, and has voting power over, 1,832,247 shares of Common Stock, which represents 7% of the shares of Common Stock outstanding as of February 28, 2005.

     As a result of his ownership of RGGPLS common stock, Dr. Parker may be deemed the beneficial owner, with shared dispositive and voting power, of 11,778,017 shares of Common Stock, which represents 45% of the shares of Common Stock outstanding as of February 25, 2005. As a result of his ownership of RGGPLS common stock and the rights granted to RGGPLS under the Incentive Plan, the Merger Stockholders Agreement and the MHR Stockholders Agreement described in Item 4 above, Dr. Parker may also be deemed the beneficial owner, with shared voting power, of an additional 1,832,247 shares of Common Stock held by RGGPLS as trustee of the Incentive Plan, 2,809,958 shares of Common Stock issued to GRH and 1,785,714 shares issued to the Investors, respectively, for a total beneficial ownership of 18,205,936 shares of Common Stock, which represents 69.56% of the shares of Common Stock outstanding as of February 28, 2005.

     As a result of his ownership of RGGPLS common stock, Mr. Stone may be deemed the beneficial owner, with shared dispositive and voting power, of 11,778,017 shares of Common Stock, which represents 45% of the shares of Common Stock outstanding as of February 25, 2005. As a result of his ownership of RGGPLS common stock and the rights granted to RGGPLS under the Incentive Plan, the Merger Stockholders Agreement and the MHR Stockholders Agreement described in Item 4 above, Mr. Stone may also be deemed the beneficial owner, with shared voting power, of an additional 1,832,247 shares of Common Stock held by RGGPLS as trustee of the Incentive Plan, 2,809,958 shares of Common Stock issued to GRH and 1,785,714 shares issued to the Investors, respectively, for a total beneficial ownership of 18,205,936 shares of Common Stock, which represents 69.56% of the shares of Common Stock outstanding as of February 28, 2005.

     As a result of his ownership of RGGPLS common stock, Mr. Gregg may be deemed the beneficial owner, with shared dispositive and voting power, of 11,778,017 shares of Common Stock, which represents 45% of the shares of Common Stock outstanding as of February 25, 2005. As a result of his ownership of RGGPLS common stock and the rights granted to RGGPLS under the Incentive Plan, the Merger Stockholders Agreement and the MHR Stockholders Agreement described in Item 4 above, Mr. Gregg may also be deemed the beneficial owner, with shared voting power, of an additional 1,832,247 shares of Common Stock held by RGGPLS as trustee of the Incentive Plan, 2,809,958 shares of Common Stock issued to GRH and 1,785,714 shares issued to the Investors, respectively, for a total beneficial ownership of 18,205,936 shares of Common Stock, which represents 69.56% of the shares of Common Stock outstanding as of February 28, 2005.

     As a result of its ownership of RGGPLS common stock, each of the Parker Trust and the trustees of the Parker Trust may be deemed the beneficial owner, with shared dispositive and voting power, of 11,778,017 shares of Common Stock, which represents 45% of the shares of Common Stock outstanding as of February 25, 2005. As a result of its ownership of RGGPLS common stock and the rights granted to RGGPLS under the Incentive Plan, the Merger Stockholders Agreement and the MHR Stockholders Agreement described in Item 4 above, each of the Parker Trust and the trustees of the Parker Trust may also be deemed the beneficial owner, with shared voting power, of an additional 1,832,247 shares of Common Stock held by RGGPLS as trustee of the Incentive Plan, 2,809,958 shares of Common Stock issued to GRH and 1,785,714 shares issued to the Investors, respectively, for a total beneficial ownership of 18,205,936 shares of Common Stock, which represents 69.56% of the shares of Common Stock outstanding as of February 28, 2005.

     As a result of its ownership of RGGPLS common stock, each of the Stone Trust and the trustees of the Stone Trust may be deemed the beneficial owner, with shared dispositive and voting power, of 11,778,017 shares of Common Stock, which represents 45% of the shares of Common Stock outstanding as of February 25, 2005. As a result of its ownership of RGGPLS common stock and the rights granted to RGGPLS under the Incentive Plan, the Merger Stockholders Agreement and the MHR Stockholders Agreement described in Item 4 above, each of the Stone Trust and the trustees of the Stone Trust may also be deemed the beneficial owner, with shared voting power, of an additional 1,832,247 shares of Common Stock held by RGGPLS as trustee of the Incentive Plan, 2,809,958 shares of Common Stock issued to GRH and 1,785,714 shares issued to the Investors, respectively, for a total beneficial ownership of 18,205,936 shares of Common Stock, which represents 69.56% of the shares of Common Stock outstanding as of February 28, 2005.

     As a result of its ownership of RGGPLS common stock, each of the Gregg Trust and the trustees of the Gregg Trust may be deemed the beneficial owner, with shared dispositive and voting power, of 11,778,017 shares of Common Stock, which represents 45% of the shares of Common Stock outstanding as of February 25, 2005. As a result of its ownership of RGGPLS common stock and the rights granted to RGGPLS under the Incentive Plan, the Merger Stockholders Agreement and the MHR Stockholders Agreement described in Item 4 above, each of the Gregg Trust and the trustees of the Gregg Trust may also be deemed the beneficial owner, with shared voting power, of an additional 1,832,247 shares of Common Stock held by RGGPLS as trustee of the Incentive Plan, 2,809,958 shares of Common Stock issued to GRH and 1,785,714 shares issued to the Investors, respectively, for a total beneficial ownership of 18,205,936 shares of Common Stock, which represents 69.56% of the shares of Common Stock outstanding as of February 28, 2005.

     As a result of its ownership of RGGPLS common stock, each of the Gregg Revocable Trust and the trustee of the Gregg Revocable Trust may be deemed the beneficial owners, with shared dispositive and voting power, of 11,778,017 shares of Common Stock, which represents 45% of the shares of Common Stock outstanding as of February 25, 2005. As a result of its ownership of RGGPLS common stock and the rights granted to RGGPLS under the Incentive Plan, the Merger Stockholders Agreement and the MHR Stockholders Agreement described in Item 4 above, each of the Gregg Revocable Trust and the trustee of the Gregg Revocable Trust may also be deemed the beneficial owner, with shared voting power, of an additional 1,832,247 shares of Common Stock held by RGGPLS as trustee of the Incentive Plan, 2,809,958 shares of Common Stock issued to GRH and 1,785,714 shares issued to the Investors, respectively, for a total beneficial ownership of 18,205,936 shares of Common Stock, which represents 69.56% of the shares of Common Stock outstanding as of February 28, 2005.

     The calculation of the foregoing percentages is based on the fact that there are 26,174,800 shares of Common Stock issued and outstanding as of February 28, 2005.

     Other than as set forth above, no shares of Common Stock are owned by any of the Reporting Persons.

     (c). On December 30, 2004, the Incentive Plan was established as described in Item 4 above, which description is incorporated herein by reference. On February 28, 2005, the Stock Transfer Letters, the Investment Unit Purchase Agreement, the Stockholders Agreement and the Proxy became effective as described in item 4 above, which descriptions are incorporated herein by reference.

     (d). None.

     (e). Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended and restated in its entirety to read as follows:

     On December 30, 2004, the Incentive Plan was established as described in Item 4 above, which description is incorporated herein by reference. On February 28, 2005, the Stock Transfer Letters, the Investment Unit Purchase Agreement and the MHR Stockholders Agreement became effective as described in item 4 above, which descriptions are incorporated herein by reference.

     Except as set forth herein, none of the Reporting Persons has any entered into any contracts, arrangements, understandings or relationships required to be described in Item 6 of Schedule 13D.

Item 7. Materials to be Filed as Exhibits.

     Item 7 is hereby amended to add the exhibits listed in the exhibit index to this filing, which are incorporated herein by reference.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2005

RGGPLS HOLDING, INC.
By:	/s/ Glenn M. Parker
	Name:	Glenn M. Parker, M.D.
	Title:	President

/s/ Glenn M. Parker
Glenn M. Parker, M.D.

/s/ Lewis P. Stone
Lewis P. Stone

/s/ Robert Gregg
Robert Gregg

GLENN M. PARKER 2004 MULTIGENERATIONAL TRUST
By:	/s/ Robin S. Parker
Robin S. Parker, as trustee

LEWIS P. STONE 2004 MULTIGENERATIONAL TRUST
By:	/s/ Stephanie T. Stone
Stephanie T. Stone, as trustee

ROBERT GREGG 2004 MULTIGENERATIONAL TRUST
By:	/s/ Pamela Fay Gregg
Pamela Fay Gregg, as trustee

ROBERT GREGG REVOCABLE TRUST DATED DECEMBER 18, 2000
By:	/s/ Robert Gregg
Robert Gregg, as trustee

/s/ Robin S. Parker
Robin S. Parker, as trustee for the
GLENN M. PARKER 2004 MULTIGENERATIONAL TRUST

/s/ Robert Gregg
Robert Gregg, as trustee for the
GLENN M. PARKER 2004 MULTIGENERATIONAL TRUST

/s/ Stephanie T. Stone
Stephanie T. Stone, as trustee for the
LEWIS P. STONE 2004 MULTIGENERATIONAL TRUST

/s/ Robin S. Parker
Robin S. Parker, as trustee for the
LEWIS P. STONE 2004 MULTIGENERATIONAL TRUST

/s/ Pamela Fay Gregg
Pamela Fay Gregg, as trustee for the
ROBERT GREGG 2004 MULTIGENERATIONAL TRUST

/s/ Kathryn G. Pincus
Kathryn G. Pincus, as trustee for the
ROBERT GREGG 2004 MULTIGENERATIONAL TRUST

ROBERT GREGG REVOCABLE TRUST DATED DECEMBER 18, 2000
By:	/s/ Robert Gregg
Robert Gregg, as trustee

RGGPLS HOLDING, INC., as trustee for the RGGPLS Holding, Inc. Stock Bonus Plan and Trust
By:	/s/ Glenn M. Parker
	Name:	Glenn M. Parker, M.D.
	Title:	President

RGGPLS HOLDING, INC. STOCK BONUS PLAN AND TRUST
By:	RGGPLS Holding, Inc., as Trustee

By:	/s/ Glenn M. Parker
	Name:	Glenn M. Parker, M.D.
	Title:	President

Exhibit Index

Exhibit No.	Description
1	Joint Filing Agreement, executed in accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended (incorporated by reference to Exhibit 10.1 to RGGPLS’s Schedule 13D filed September 10, 2004).

2	Stock Transfer Letter, dated as of February 28, 2005, by and between RGGPLS and USPG.

3	Stock Transfer Letter, dated as of February 28, 2005, by and between the Trust and USPG.

4	Stock Transfer Letter, dated as of February 28, 2005, by and between GRH and USPG.

5	Investment Unit Purchase Agreement, dated as of February 28, 2005, by and among the Issuers and the Investors (incorporated by reference to Exhibit 10.1 to the Corporation’s Current Report on Form 8-K filed March 4, 2005).

6	Stockholders Agreement, dated as of February 28, 2005, by and among the Corporation, RGGPLS, GRH and the Investors (incorporated by reference to Exhibit 10.5 to the Corporation’s Current Report on Form 8-K filed March 4, 2005).

7	Registration Rights Agreement, dated as of February 28, 2005, by and among the Corporation and the Investors (incorporated by reference to Exhibit 10.4 to the Corporation’s Current Report on Form 8-K filed March 4, 2005).

8	Senior Subordination Agreement, dated as of February 28, 2005, by and among the Investors and RGGPLS (incorporated by reference to Exhibit 10.2 to the Corporation’s Current Report on Form 8-K filed March 4, 2005).